Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158418

HEALTHCARE TRUST OF AMERICA, INC.

SUPPLEMENT NO. 7 DATED OCTOBER 19, 2010
TO THE PROSPECTUS DATED MARCH 19, 2010

This document supplements, and should be read in conjunction with our prospectus dated March 19, 2010, as supplemented by Supplement No. 1 dated March 19, 2010, Supplement No. 2 dated March 19, 2010, Supplement No. 3 dated June 17, 2010, Supplement No. 4 dated August 16, 2010, Supplement No. 5 dated August 20, 2010, and Supplement No. 6 dated October 15, 2010, relating to our offering of up to $2,200,000,000 of shares of common stock. The purpose of this Supplement No. 7 is to disclose:

•	the status of our offerings; and

•	our entry into a redemption, termination and release agreement with our former advisor and its affiliates.

Status of Our Offerings

As of March 19, 2010, we had received and accepted subscriptions in our initial public offering, or our initial offering, for 147,562,354 shares of our common stock, or $1,474,062,000, excluding shares issued pursuant to our distribution reinvestment plan. On March 19, 2010, we stopped offering shares of our common stock in our initial offering.

We commenced our follow-on public offering of shares of our common stock, or our follow-on offering, on March 19, 2010. As of October 18, 2010, we had received and accepted subscriptions in our follow-on offering for 32,843,019 shares of our common stock, or approximately $328,210,075, excluding shares issued pursuant to our distribution reinvestment plan. As of October 18, 2010, 167,156,981 shares remained available for sale to the public pursuant to our follow-on offering, excluding shares available pursuant to our distribution reinvestment plan.

We previously disclosed that we would sell shares of our common stock in this offering until the earlier of March 19, 2012, unless extended, or the date on which the maximum amount has been sold. Subject to market conditions, we intend to terminate this offering on or before April 30, 2011 but not earlier than November 30, 2010. In the event we decide to terminate our follow-on offering before April 30, 2011, we will provide at least 30 days prior notice to our stockholders. We will not terminate our follow-on offering early unless and until we determine that an early termination is in the best interests of our stockholders and market conditions are favorable.

Entry into Redemption, Termination and Release Agreement

On October 18, 2010, we entered into a redemption, termination and release agreement, or the redemption agreement, with our former sponsor, our former advisor, our former dealer manager, and certain of their affiliates, or the Grubb related parties. Pursuant to the redemption agreement, we redeemed the limited partner interest that our former advisor held in our operating partnership, including all rights with respect to a subordinated distribution upon the occurrence of certain liquidity events. For more information regarding the subordinated distribution right that was redeemed, see “Compensation Table — Compensation to Our Former Advisor — Subordinated Distribution” in our prospectus. In addition, we and the Grubb related parties resolved all remaining issues between the parties. In connection with the execution of the redemption agreement, we made a one-time payment to the Grubb related parties of $8.0 million. We believe that the execution of the redemption agreement represents the final stage of our successful transition from Grubb & Ellis and that the redemption agreement further positions us to take advantage of potential strategic opportunities in the future.